Exhibit 4.5

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE dated as of January 11, 2002, between Stater Bros. Holdings Inc., a corporation duly organized and existing under the laws of the State of Delaware (the “Company”), and The Bank of New York, a banking corporation duly organized and existing under the laws of the State of New York (as successor to IBJ Whitehall Bank & Trust Company), as Trustee (the “Trustee”).

WHEREAS Stater Bros. and the Trustee have heretofore executed and delivered an Indenture dated as of August 6, 1999 (the “Indenture”), providing for the issuance from time to time of its 10 3/4% Notes due 2006 (the “Notes”);

WHEREAS Section 9.02 of the Indenture provides that Stater Bros. and the Trustee may amend the Indenture with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes voting as a single class (such term and each other capitalized term used in this First Supplemental Indenture and not defined herein having the meanings assigned thereto in the Indenture);

WHEREAS Stater Bros. desires to amend the Indenture, as set forth in Article I hereof;

WHEREAS the Holders of at a majority in aggregate principal amount of the Notes outstanding have consented to the amendments effected by this First Supplemental Indenture; and

WHEREAS this First Supplemental Indenture has been duly authorized by all necessary corporate action on the part of Stater Bros.

NOW, THEREFORE, Stater Bros. and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Notes:

ARTICLE I

Amendments

SECTION 1.01. Amendment to Section 1.01. Section 1.01 of the Indenture is hereby amended by adding a new definition of the term “Subordinated Debt” following the definition of “Stater Bros. Markets” and reading as follows:

“Subordinated Debt” means Indebtedness evidenced by one or more negotiable subordinated notes containing terms and provisions, and in all material respects in the form, set forth in Annex I hereto, and as described in the Consent Solicitation Statement dated December 19, 2001.

SECTION 1.02. Amendment to Section 4.07. Section 4.07 of the Indenture is amended by the addition of the following language as a new paragraph immediately following the last paragraph of Section 4.07:

(l) distribution and payment, on or before March 31, 2002, of cash in the amount of $25 million and the Subordinated Debt in the aggregate principal amount of $20 million.

SECTION 1.03. Amendment to Section 4.09. The definition of Permitted Debt in Section 4.09 is amended by adding the following text as a new subparagraph (p), immediately following subparagraph (o):

(p) the incurrence by Stater Bros. of Subordinated Debt in an aggregate principal amount not in excess of $20 million pursuant to a distribution and payment made on or before March 31, 2002.

ARTICLE II

Miscellaneous

SECTION 2.01. Interpretation; Severability; Headings. Upon the execution and delivery of this First Supplemental Indenture, the Indenture shall be modified and amended in accordance with this First Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this First Supplemental Indenture will control. The Indenture, as modified and amended by this First Supplemental Indenture, is hereby ratified and confirmed in all respects and shall bind every Holder of Notes. In case of conflict between the terms and conditions contained in the Notes and those contained in the Indenture, as modified and amended by this First Supplemental Indenture, the provisions of the Indenture, as modified and amended by this First Supplemental Indenture, shall control. In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The Article and Section headings of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 2.02. Conflict with Trust Indenture Act. If any provision of this First Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under the Trust Indenture Act to be part of and govern any provision of this First Supplemental Indenture, the provision of the Trust Indenture Act shall control. If any provision of this First Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this First Supplemental Indenture, as the case may be.

SECTION 2.03. Successors; Benefits of First Supplemental Indenture, etc. All agreements of Stater Bros. in this First Supplemental Indenture shall bind its successors. All agreements of the Trustee in this First Supplemental Indenture shall bind its successors. Nothing in this First Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this First Supplemental Indenture or the Notes.

SECTION 2.04. Certain Duties and Responsibilities of the Trustee; Trustee Not Responsible for Recitals. In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by Stater Bros.

SECTION 2.05. Governing Law. This First Supplemental Indenture shall be construed in accordance with the laws of the State of New York without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

SECTION 2.06. Duplicate Originals. All parties may sign any number of copies or counterparts of this First Supplemental Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

SECTION 2.07. Amendment of Subordination Provisions. Stater Bros. shall not amend any of the subordination provisions of Subordinated Debt in any manner adverse to the interests of the Holders of the Notes.

IN WITNESS WHEREOF, each party hereto has caused this First Supplemental Indenture to be signed by its officer thereunto duly authorized as of the date first written above.

STATER BROS. HOLDINGS INC.,

by	/S/ BRUCE D. VARNER
	Name:	Bruce D. Varner
	Title:	Secretary

THE BANK OF NEW YORK, as Trustee,

by	/S/ AUTHORIZED SIGNATORY

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